UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2012

Commission File Number 001-34667

SEADRILL LIMITED

P.O. Box HM 1593
Par-la-Ville Place, 4th Floor
14 Par-la-Ville Road
Hamilton HM 08 Bermuda
(441)295-6935
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Seadrill Limited (the “Company”), dated November 26, 2012, announcing the Company has acquired an additional 1,127 shares of Asia Offshore Drilling Limited.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated November 29, 2012 announcing the Company has acquired an additional 1,887 shares of Asia Offshore Drilling Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
(Registrant)

Dated: December 6, 2012

	By:	/s/ Georgina Sousa
Georgina Sousa
Secretary

EXHIBIT 99.1

SDRL - Seadrill reach 65.94% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, November 26, 2012 - Seadrill Limited ("Seadrill") has today acquired additional 1,127 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at price NOK 28.70 per share. Following this acquisition, Seadrill will be the owner of 26,377,643 shares in the Company, corresponding to 65.94% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act).

EXHIBIT 99.2

SDRL - Seadrill reach 65.95% ownership in Asia Offshore Drilling Ltd

Hamilton, Bermuda, 28 November 2012 - Seadrill Limited ("Seadrill") has today acquired additional 1,887 shares of Asia Offshore Drilling Limited (the "Company", OSE: AOD). The shares were acquired at a price of NOK 28.70 per share. Following this acquisition, Seadrill will be the owner of 26,379,530 shares in the Company, corresponding to 65.95% of the total number of outstanding shares in the Company.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.